

12010338

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8- 048962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waveland Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

19800 MacArthur Blvd.,   Suite 650

                                  (No. and Street)

Irvine   California   92612

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Sunstein   (949) 706-5000

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

                       (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   California   91324

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Steven Sunstein** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Waveland Capital Partners, LLC** , as of **December 31** , 20**11** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of **California**
County of **Orange**
Subscribed and sworn to (or affirmed) before
me on this **1st** day of **February**,
2012 by
Steven Sunstein proved to
me on the basis of satisfactory evidences to be
the person who appeared before me.

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Waveland Capital Partners, LLC:

We have audited the accompanying statement of financial condition of Waveland Capital Partners, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waveland Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Waveland Capital Partners, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	348,954
Deposit with clearing organization		50,000
Commissions receivable		65,594
Accounts receivable		9,554
Prepaid income taxes		5,790
Prepaid expense		766
Securities, not readily marketable		240,000
Notes receivable		228,082
Total assets	$	948,740

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	53,524
Employee compensation and benefits payable		86,460
Total liabilities		139,984

Commitments and contingencies

Member's equity

Member's equity		808,756
Total member's equity		808,756
Total liabilities and member's equity	$	948,740

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenues

Fee revenue	$	2,285,540
Interest income		2,319
Other income		2,375
Net investment gains (losses)		(1,059,177)
Total revenues		1,231,057

Expenses

Employee compensation and benefits	1,238,497
Commissions	392,433
Communications	3,875
Occupancy and equipment rental	37,025
Professional fees	336,133
Other operating expenses	578,532
Total expenses	2,586,495
Net income (loss) before income tax provision	(1,355,438)

Income tax provision		6,800
Net income (loss)	$	(1,362,238)

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance at December 31, 2010	$ 3,220,994
Member's distributions	(1,050,000)
Net income (loss)	(1,362,238)
Balance at December 31, 2011	$ 808,756

The accompanying notes are an integral part of these financial statements.

Waveland Capital Partners, LLC
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ -
Increase:	-
Decrease:	-
Balance at December 31, 2011	$ -

Waveland Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:

Net income (loss)		$ (1,362,238)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net change in securities, not readily marketable	$ 1,059,177	
(Increase) decrease in assets:		
Commissions receivable	700,634	
Accounts receivable	213,371	
Receivable- related party	197,780	
Prepaid income taxes	(4,990)	
Prepaid expense	1,055	
Commissions advanced	5,778	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	31,348	
Commissions payable	243	
Employee compensation and benefits payable	86,460	
Total adjustments		2,290,856
Net cash and cash equivalents provided by (used in) operating activities		928,618
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(1,050,000)	
Net cash and cash equivalents provided by (used in) financing activities		(1,050,000)
Net increase (decrease) in cash and cash equivalents		(121,382)
Cash and cash equivalents at beginning of year		470,336
Cash and cash equivalents at end of year		$ 348,954

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	11,790

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Waveland Capital Partners, LLC ("the Company") was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed its name to Waveland Securities, LLC. On March 28, 2005, Waveland Securities , LLC changed its name to Waveland Capital Partners, LLC. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Waveland Capital Group (the "Parent"), and is affiliated through common ownership with Waveland Management Group ("WMG").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material. The direct write-off method was used to account for this allowance.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketing costs are expensed as incurred. For the year ended December 31, 2011, the Company charged $2,000 for marketing.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was $50,000.

Note 3: INCOME TAXES

As discussed in Note 1, the Company has elected to be a California Limited Liability Company. As such, the Company is subject to a limited liability company gross receipts fee, with a minimum franchise tax. As of December 31, 2011, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provision	$	6,800

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Securities, not readily marketable	$ 240,000	$ -	$ -	$ 240,000
Total	$ 240,000	$ -	$ -	$ 240,000

The following table includes a rollforward of the amounts for the year ended December 31, 2011 for financial instruments classified with Level 3:

	Investments
Balance at December 31, 2010	$ 1,299,177
Realized and unrealized gains (losses)	(1,059,177)
Purchases, sales and settlements	-
Transfers (in/out), net	-
Balance at December 31, 2011	$ 240,000

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable is composed of restricted stock, in the amount of $240,000. This stock is primarily privately-held company stock which the Company acquired in lieu of compensation. This stock is recorded at fair value. For net capital purposes, this security is classified as a non-allowable asset.

Note 6: NOTE RECEIVABLE

On July 1, 2010, the Company accepted a promissory note for $228,082 from one of its startup clients, in settlement of outstanding commissions receivable. The note and accrued interest was due and payable on October 31, 2011. The note was not paid at the expected time but management believes that the note is collectible and continues to be carried at face value. The interest per the promissory note was 25% per annum, but is not being accrued nor is it expected to be collected. For net capital purposes, the note is classified as a non-allowable asset.

Note 7: ADVANCES, RECEIVABLES AND INVESTMENTS WRITTEN OFF

During the year ended December 31, 2011, the Company wrote off $400,215 of uncollectible commissions and commission advances due from one of the Company's start up clients that sold its assets to a third party during the year. The write off was required to gain investor approval of the transaction. The Company also recorded a total write down of $1,059,177 in its investment in another start up, based on management's cash flow valuation of the investment. The remaining estimated fair value of that investment is $240,000 and is reflected on the accompanying Statement of Financial Condition.

Note 8: RELATED PARTY TRANSACTIONS

The Company conducts certain related party transactions with the Parent, WMG and other related entities. During the year ended December 31, 2011, the Company was charged $1,207,450 in allocated expenses by WMG, which serves as an administrative cost center. These reimbursements are made in accordance with an expense reimbursement agreement. Included in those charges are the services, and related payroll costs, of administrative staff for the Company. Also included are rent allocation expenses totaling $37,025 for the year ended December 31, 2011.

Note 8: RELATED PARTY TRANSACTIONS

(Continued)

For the year ended December 31, 2011, approximately twenty-five (25%) percent of fee revenues earned by the Company were related to securities transactions introduced on behalf of the Parent. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: LITIGATION

During the year, the Company settled two legal actions initiated in 2010 for nominal amounts, that were considerably less than what was being sought by plaintiffs. Two other cases, one of which initiated in 2010 and another originating in 2011 alleged damages resulting from failed real estate investment funds tied to section 1031 tax free exchanges promoted by the Company. Both cases are being vigorously defended. A reasonable settlement offer has been tendered in one case, awaiting plaintiff's response as of the date of this report. Developments in the other case are discussed under Note 10, Subsequent Events.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 23, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company reported that subsequent to year end, it received a member contribution of $300,000 from its parent.

Subsequent to year end, but prior to the issuance of these financial statements, the Company received notification of judgment on each of the open cases referred to in Note 9. In one case, a final settlement of $40,000 has been negotiated, and will be executed immediately. In the second case, a judgment of $350,125 has been awarded against the Company for damages and fees. As of the date of this report, the Company was in discussions with its legal counsel regarding its options, including settlement or appeal. No provision for liability has been made in the accompanying financial statements, pending the Company's response. The Company has adequate financial resources available, regardless of the outcome.

Waveland Capital Partners, LLC
Notes to Financial Statements
December 31, 2011

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $258,970 which was $249,638 in excess of its required net capital of $9,332; and the Company's ratio of aggregate indebtedness ($139,984) to net capital was 0.54 to 1, which is less than the 15 to 1 maximum allowed.

Note 15:   RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $86,445 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	345,415
Adjustments:				
Member's equity	$	(81,470)		
Non-allowable assets		(4,990)		
Haircuts & undue concentration		15		
Total adjustments				(86,445)
Net capital per audited statements			$	258,970

Waveland Capital Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital

Member's equity	$	808,756	
Total member's equity			$ 808,756
Less: Non-allowable assets			
Commissions receivable	$	(65,594)	
Accounts receivable		(9,554)	
Prepaid income taxes		(5,790)	
Prepaid expense		(766)	
Securities, not readily marketable		(240,000)	
Notes receivable		(228,082)	
Total non-allowable assets			(549,786)
Net capital			258,970

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	9,332
Minimum dollar net capital required	$	5,000

Net capital required (greater of above)		(9,332)
Excess net capital		$ 249,638
Ratio of aggregate indebtedness to net capital	0.54 : 1	

There was a difference of $86,445 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011 (See Note 15).

Waveland Capital Partners, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Waveland Capital Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Waveland Capital Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waveland Capital Partners, LLC:

In planning and performing our audit of the financial statements of Waveland Capital Partners, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

Waveland Capital Partners, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waveland Capital Partners, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Waveland Capital Partners, LLC ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Waveland Capital Partners, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2012

Waveland Capital Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2011

	Amount
Total assessment	$ 5,062
SIPC-6 general assessment Payment made on July 27, 2011	(2,982)
SIPC-7 general assessment Payment made on January 31, 2012	(2,667)
Total assessment balance (overpaymment carried forward)	$ (587)